UNDERWRITING AGREEMENT

Schedule A

Jacobs & Company Mutual Fund

Abacus Value Fund

The Rational Investor® Fund

The Biondo Fund

Critical Math Fund

The Gaming and Casino Fund

Biltmore Enhanced Index Fund

Biltmore Contrarian Momentum Fund

Biltmore Momentum/Dynamic ETF Fund

Arrow DWA Balanced Fund

Autopilot Managed Growth Fund

Changing Parameters Fund

This schedule was amended on December 19, 2005 to add The Biondo and Critical Math Funds.

This schedule was amended on March 6, 2006 to add The Gaming and Casino Fund.

This schedule was amended on March 23, 2006 to add Biltmore Enhanced Index Fund, Biltmore Contrarian Momentum Fund and Biltmore Momentum/Dynamic ETF Fund.

This schedule was amended on June 22, 2006 to add Arrow DWA Balanced Fund, Autopilot Managed Growth Fund and Changing Parameters Fund.

UNDERWRITING AGREEMENT

Schedule B – 8

Arrow DWA Balanced Fund

Fee Schedule

This Fee Schedule is part of the Underwriting Agreement dated August 2, 2005 by and between Northern Lights Fund Trust and Aquarius Fund Distributors, LLC.

Service Fee

For services performed hereunder, the Trust shall pay an annual fee of $10,000 for the first Fund and $5,000 for each additional Fund comprising this fee schedule, PLUS 0.01% per annum of each Fund's average daily net assets, payable monthly in arrears.

The Trust hereby agrees to pay an additional fee of 25% over the cost of NASD reviewed sales and marketing material.

Out-of-Pocket Expenses

The Fund(s) shall pay all reasonable out-of-pocket expenses incurred by AFD in connection with activities performed for the Fund(s) hereunder including, without limitation:

•     typesetting, printing and distribution of prospectuses and shareholder reports

•     production, printing, distribution and placement of advertising and sales literature and materials

•     engagement of designers, free-lance writers and public relations firms

•     long-distance telephone lines, services and charges

•     postage

•     overnight delivery charges

•     NASD fees

•     marketing expenses

•     record retention fees

•     travel, lodging and meals

•     Standard NSCC charges

Licensing

AFD will offer licensing for individuals associated with the Fund(s) for the sole purpose of permitting such individuals to engage in general sales related activities for the Fund(s).  AFD will determine in its discretion whether or not an individual is permitted to hold a securities license through AFD.  Individual licensing costs will be $2,500 plus out-of-pocket expenses.  (Out-of-pocket expenses include, but are not limited to, insurance at $3,000 per year, per representative and state licensing fees).

Any retained 12b-1 fees in excess of the fees and charges of AFD will be paid to Arrow Investment Advisers, LLC (“Arrow”), the investment adviser to the Fund(s), for distribution related expenses; however, no amounts will be paid to Arrow unless such expenses are incurred for distribution related activities and are properly documented and approved by AFD. All sales commissions paid to AFD for the distribution of A Shares will be paid to Arrow for wholesaling services for the Fund.

In the event the fees authorized by the Fund(s) for payment to AFD are insufficient to cover the fees due to AFD for its services provided hereunder, Arrow agrees to pay AFD the remaining balance of any fees due and payable to AFD according to this fee schedule within 15 days of request.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized persons, as of the 22nd day of June 2006.

NORTHERN LIGHTS FUND TRUST   AQUARIUS FUND DISTRIBUTORS, LLC

By:  /s/ Andrew Rogers                                         By:  /s/ Brian Nielsen

      Andrew Rogers                                                        Brian Nielsen

      President                                                                   President

ARROW INVESTMENT ADVISORS, LLC

By:  /s/ Noah Hamman

      Noah Hamman

      CEO